June 11, 2021

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to Staff comments received orally on May 14, 2021 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 784, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on April 1, 2021 for the purpose of registering shares of the WisdomTree U.S. Growth & Momentum Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please provide the Staff with the details of the Fund’s fee table via correspondence once they become available.

Response: The Fund’s completed fee table is set forth below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.55%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Total Annual Fund Operating Expenses	0.55%

1	Other Expenses are based on estimated amounts for the current fiscal year.

2.	Comment: Prior to launching the Fund, please provide the Staff with the (i) Index methodology and, if applicable, disclose if the Index is created or sponsored by an affiliate of the Registrant; and (ii) list of Index constituents.

Response: The Registrant has provided the Staff with the Index methodology and list of Index constituents via email on June 2, 2021. The Registrant confirms that the Index is created by O’Neil Global Advisors, Inc., an unaffiliated third party.

WisdomTree Asset Management, Inc. 245 Park Avenue, 35th Floor, New York, NY 10167 | 212-801-2080 Tel 212-801-2081 Fax

3.	Comment: Please expand on what is meant by “momentum” investing. Please also explain what is meant by “long-term momentum” and “short-term mean reversion characteristics.”

Response: The Registrant has added the following disclosure to the “Principal Investment Strategies of the Fund” section of the Fund’s Prospectus to describe momentum investing:

Momentum style investing emphasizes investing in securities that have had higher recent price performance compared to other securities, with the expectation that this will continue to produce short-term excess returns in the future. The Index seeks to identify stocks that exhibit momentum characteristics in anticipation of the price trend continuing higher.

As noted in the Registrant’s response to Comment 9 below, the Registrant has added disclosure in the “Additional Information About the Fund – Additional Information About the Fund’s Investment Strategies” section of the Fund’s Prospectus to describe the terms “long-term momentum” and “short-term mean reversion characteristics” in greater detail.

4.	Comment: Please describe how the Index methodology selects the top 50-100 stocks for inclusion in the Index.

Response: The Registrant has added the following disclosure to the “Additional Information About the Fund – Additional Information About the Fund’s Investment Strategies” section of the Fund’s Prospectus:

The Index uses an optimization process to maximize exposure to securities with high factor scores while simultaneously minimizing both the exposure to any individual security and portfolio turnover. In general, market conditions that favor growth stocks are likely to result in fewer Index constituents (with a minimum of 50), while market conditions that favor value stocks are likely to result in a less concentrated portfolio with a larger number of Index constituents (with a maximum of 100). Future re-optimization of the Index may result in a different number of optimal constituents.

5.	Comment: Please note that the Fund’s name represents a focus on investments in the United States and is covered by Rule 35d-1(a)(3) (the “Names Rule”). Please update the applicable 80% test accordingly.

Response: Please note that, as disclosed in the Index methodology, the Index is comprised of mid- and large-capitalization companies that provide exposure to a portfolio of high growth and momentum U.S. exchange-listed companies. Accordingly, the following language is included in the “Additional Information About the Fund – Additional Information About the Fund’s Investment Strategies” section of the Fund’s Prospectus (new language in bold):

The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by its name (i.e., investments connoted by the Index). The Fund anticipates meeting this policy

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because, under normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in component securities of the underlying Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities, such as depositary receipts based on component securities.

Furthermore, the following language has been revised in the “Investment Limitations – Non-Fundamental Policies” section of the Fund’s Statement of Additional Information (new language in bold):

The Fund has adopted a non-fundamental investment policy in accordance with Rule 35d-1 under the 1940 Act to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by the Fund’s name, including investments that are tied economically to the United States.

6.	Comment: Please limit the “Principal Risks of Investing in the Fund” section of the Fund’s Prospectus to only principal risks and move the remaining risks to another part of the Fund’s registration statement.

Response: The Registrant has made the requested changes. The Registrant confirms that each of the remaining risks described in the “Principal Risks of Investing in the Fund” section of the Fund’s Prospectus is a principal risk of the Fund and relevant to investors.

7.	Comment: Please enhance the “Momentum Investing Risk” disclosure in the Fund’s Prospectus.

Response: The Registrant has replaced the existing “Momentum Investing Risk” disclosure in the “Principal Risks of Investing in the Fund” section of the Fund’s Prospectus with the following disclosure:

Momentum Investing Risk. Securities that exhibit momentum characteristics may be more volatile than the market as a whole. In addition, the returns of securities that previously have exhibited price momentum may be less than the returns of other styles of investing. Momentum can turn quickly, and stocks that previously have exhibited high momentum may not experience continued positive momentum, and they may also experience rapid and substantial declines in value. In addition, there may be periods when the momentum style of investing is out of favor, and the investment performance of the Fund may be negatively affected compared to the returns from other styles of investing.

In addition, the Registrant has replaced the existing “Momentum Investing Risk” disclosure in the “Additional Information About the Fund – Additional Principal Risk Information About the Fund” section of the Fund’s Prospectus with the following disclosure:

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Momentum Investing Risk. The momentum style of investing emphasizes investing in securities that have had stronger recent performance compared to other securities, on the premise that these securities will continue to increase in value. Momentum investing is subject to the risk that these securities may be more volatile than the market as a whole. High momentum may also be a sign that the securities’ prices have peaked, and therefore the returns of securities that have previously exhibited price momentum may be less than the returns of other styles of investing. Momentum can turn quickly, and stocks that previously exhibited high momentum may not experience continued positive momentum, and they may also experience rapid and substantial declines in value. The Fund may experience significant losses if momentum stops, reverses or otherwise reacts differently than predicted. In addition, there may be periods when the momentum style of investing is out of favor and the investment performance of the Fund may be negatively affected compared to the returns from other styles of investing.

8.	Comment: Please confirm whether “Portfolio Turnover Risk” is a principal risk of investing in the Fund. If so, please add corresponding disclosure in the “Principal Investment Strategies” section of the Fund’s Prospectus regarding frequent trading.

Response: The Registrant confirms that “Portfolio Turnover Risk” is a principal risk of investing in the Fund and has updated the “Principal Investment Strategies of the Fund” section of the Fund’s Prospectus to disclose that the Fund may engage in frequent trading of portfolio securities.

9.	Comment: Please include a more robust description in Item 9 of what momentum means with respect to the pullback factor.

Response: The Registrant has replaced the description of the “pullback” factor in Item 9 as follows:

■ Pullback: measures a stock’s (i) long-term momentum, which is the rate of price changes in a stock over a 12-month period, and (ii) short-term mean reversion characteristics, which is the measure of a stock's price volatility and returns over a 10-day period. Stocks then receive a rank based score on each of these measurements with the expectation to increase exposure to stable growth stocks with positive recent price momentum.

* * * * *

Sincerely,

/s/Joanne Antico
Joanne Antico, Esq.
Assistant Secretary

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cc:	Ryan Louvar (WisdomTree)

W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)

K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)

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